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17008637

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ANNUAL AMENDED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archstone Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Eye Street N.W. Suite 1115
(No. and Street)

Washington (City) D.C. (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Portwood 404-317-4781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road #270 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archstone Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JUSTIN DENNIS WILLIAMS MY COMMISSION NOTARY PUBLIC EXPIRES 05-15-2020 FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCHSTONE CAPITAL, LLC

Financial Statements and
Supplementary Information

Year Ended December 31, 2016

Archstone Capital, LLC
Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Of Archstone Capital, LLC

We have audited the accompanying statement of financial condition of Archstone Capital, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Archstone Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archstone Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Archstone Capital, LLC's financial statements. The supplemental information is the responsibility of Archstone Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2017

ARCHSTONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and Cash Equivalents	$	29,596
Total Current Assets	$	29,596
TOTAL ASSETS	**$**	**29,596**
LIABILITIES & MEMBER'S EQUITY		
Current Liabilities:		
Accounts Payables and Accrued Expenses	$	-
Total Current Liabilities	$	-
Noncurrent Liabilities:		
Due to Capstone, LLC	$	5,100
Total Non-Current Liabilities	$	5,100
Member's Equity		
Member Equity	$	131,011
Retained Earnings	$	(106,515)
Total Member's Equity	$	24,496
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**29,596**

ARCHSTONE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue:		
Commission Income	$	-
Total Revenue	$	-
Operating Expenses:		
Dues and Subscriptions	$	385
Insurance Expense	$	472
Interior Designer	$	60
IT & Software	$	888
Office Supplies	$	80
Office/General Administrative	$	12,000
Postage and Delivery	$	540
Professional Fees	$	39,841
Registration and Licensing	$	320
Regulatory Services	$	1,500
Rent Expense	$	6,048
Taxes	$	600
Telephone Expense	$	864
Travel Expense	$	873
Travel Meals	$	54
Total Operating Expenses	$	64,524
Total Net Loss	$	(64,524)

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Capital Contributions	Retained Earnings	Total Member's Equity
Balance at December 31, 2015	$ 101,000	$ (41,991)	$ 59,009
Member Distributions	$ -	$ -	$ -
Net Loss	$ -	$ (64,524)	$ (64,524)
Capital Contributions	$ 30,011	$ -	$ 30,011
Balance at December 31, 2016	$ 131,011	$ (106,515)	$ 24,496

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net Loss	$	(64,524)
Adjustments to reconile net loss to net cash used for operating activities:		
Total adjustments	$	-
Net cash used for operating activities		
Cash flows from financing activities		
Member contributions	$	30,011
Due to Capstone	$	(9,291)
Member withdrawals	$	-
Net cash provided for financing activities	$	20,720
Increase(decrease) in cash	$	(43,804)
Cash, Beginning of Year	$	73,400
Cash, End of Year	$	29,596
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-
Noncash investing and financing activities:		
Expenses paid by member on behalf of Company included as member contributions		

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company did not has not had any subordinated liabilities.

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Archstone Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Archstone Capital, LLC is a limited liability company organized under the laws of the State of Delaware. Archstone Capital, LLC is 100% owned by Capstone LLC.

The Company is approved to conduct business as a securities broker-dealer in the private placement of securities for customers and to engage in mergers and acquisition advisory services. For the year ending December 31, 2016, the firm has not generated any revenue from such activities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Basis of Accounting

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the year ending December 31, 2016, the Company has maintained one bank account and has no investments in securities.

Commissions

For the year ending December 31, 2016, the Company has not generated any commission activity. Due to the nature of the Company's business, any revenue generated may be infrequent.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 – Related Party Transactions
The Company entered into an expense sharing agreement on October 1, 2015 with Capstone, LLC, the parent owner of Archstone Capital, LLC, for allocation of expenses at a rate of $1,700/month. These expenses include: 1) office/general administrative; 2) postage and delivery; 3) rent; 4) telephone expenses; 5) technology support; and 6) interior design expenses.

On October 16, 2016, Capstone, LLC and Archstone Capital, LLC agreed to convert all payables due to Capstone, LLC from Archstone Capital, LLC to additional paid-in-capital in lieu of repayment. This amount totaled $30,011 for payables accrued from October 1, 2015 – September 30, 2016 that included amounts pursuant to the expense sharing agreement and some additional expenses paid by Capstone, LLC on behalf of Archstone Capital, LLC. As a result, the amount due to Capstone, LLC amounted to $5,100 as of December 31, 2016 to cover the $1,700/month amount pursuant to the expense sharing agreement for the months of October 2016 through December 2016.

Note 3 – Stockholder's Equity
From December 31, 2015 to December 31, 2016, total stockholder's equity decreased from $59,009 to $24,496. The decrease was largely the function of net losses of $64,524 during the one year period minus the increase in member's equity of $30,011.

Capstone, LLC is the sole owner of the Company. Capstone, LLC's investment in Archstone Capital, LLC was $131,011 as of December 31, 2016.

Note 4 – Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, as the Company is within its first 12 months of approval as a broker dealer. At December 31, 2016, the Company had net capital of $24,496 which was $19,496 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $340.

Note 5 – Going Concern
To ensure the Company has sufficient net capital and cash flow to maintain operations, the Company will need to generate revenue and/or obtain additional capital contributions in the calendar year 2017. Failure to receive additional capital or generate revenue will result in the Company's inability to continue as a broker-dealer. Capstone, LLC remains committed to funding Archstone Capital, LLC as needed to ensure the Company's ability to remain a going concern.

Note 6 – Concentrations of Credit Risk And Other Business Concentrations
The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2016 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2016, the Company had no uninsured cash balances.

Note 7 – Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure on the financial statements of the Company at December 31, 2016 through February 24, 2017. There were no material subsequent events requiring recognition or addition disclosure in these financial statements.

ARCHSTONE CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2016

Net Capital		
Total Member's Equity	$	24,496
Net Capital	$	24,496
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness	$	340
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	5,000
Excess Net Capital	$	19,496
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	5,100
Percent of Aggregate Indebtedness to Net Capital		21%
Reconciliation with FOCUS Report		
Net Capital Computation	$	24,496
FOCUS IIA Net Capital Computation	$	24,496
Difference	$	-

There were no material difference between the audited financial statements and the FOCUS Report as of December 31, 2016.

ARCHSTONE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C 3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

The Computation for Deterimination of Reserve Requirements is not not applicable to the Company. The Company is exempt under paragraph (k)(2)(i) of SEC Rule 15c3-3.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Archstone Capital, LLC
Washington, DC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Archstone Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Archstone Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Archstone Capital, LLC stated that Archstone Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Archstone Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Archstone Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2017

Archstone Capital, LLC
1400 Eye Street, N.W.
Suite 1115
Washington, D.C. 20005

SEC Rule 15c3-3 Exemption

Archstone Capital, LLC (the Company) claims only one exemption from SEC Rule 15c3-3 for the fiscal year ending December 2016. The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

There are three types of exemptions to SEC Rule 15c3-3: (k)(1), (K)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to the (k)(2)(ii) exemption as it applies to introducing broker-dealers who have a clearing relationship and do not hold customer funds or securities. The firm does not maintain a clearing relationship.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified provision throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to my best knowledge and belief, this exemption report is true and correct.

William B. Portwood
CFO

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Archstone Capital, LLC
1400 Eye Street, NW; Suite 1115
Washington, D.C. 20005
DEA: FINRA
SEC ID: 8-69573; FINRA CRD NO.: 174435
FY MONTH END: DECEMBER

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William Portwood (404) 317-4781

2. A. General Assessment (item 2e from page 2) $0
B. Less payment made with SIPC-6 filed (**exclude interest**) (0)
__________ Date Paid
C. Less prior overpayment applied (0)
D. Assessment balance due or (overpayment) 0
E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
F. Total assessment balance and interest due (or overpayment carried forward) $0
G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $0
H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Archstone Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18TH day of January, 2017.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: _____ Postmarked _____ Received _____ Reviewed
Calculations _____ Documentation _____ Forward Copy _____
Exceptions:
Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$0
2e. General Assessment @ .0025	$0 (to page 1, line 2.A.)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Archstone Capital, LLC
Washington, DC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Archstone Capital, LLC and the Securities and Exchange Commission, financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Archstone Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Archstone Capital, LLC's management is responsible for Archstone Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for that period, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2017

February 21, 2017
Cropper Accountancy Corporation
Walnut Creek, California

This representation letter is provided in connection with your audit of the financial statements of Archstone Capital, LLC, which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, changes in subordinated liabilities, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 21, 2017, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 25, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared..
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*
- We have obtained the service auditor's report from our service organization. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2016.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the supplemental information, Schedule I - Completion of Net Capital under Rule 15c3-I of the securities and exchange commissions in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2016 or through February 21, 2017.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
- Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2016 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2016.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2016 and through February 21, 2017.
- Net capital computations prepared by us during the period January 1, 2016 through February 21, 2017 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2016 or during the period January 1, 2016 through February 21, 2017, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.

- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ____________________

Title: CFO

February 21, 2017
Cropper Accountancy Corporation
Walnut Creek, California

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Archstone Capital, LLC, Inc. for the year ended December 31, 2016, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

4) As of December 31, 2016, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2016.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2016 and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to December 31, 2016 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.

11) Your report is intended solely for the information and use of GP Bullhound, Inc. and the Securities Investor Protection Corporation and other designated examining authorities and is not intended to be and should not be used by anyone other than these specified parties.

Signature: ______________________
Title: CEO

February 24, 2017
Cropper Accountancy Corporation
Walnut Creek, California

This representation letter is provided in connection with your audit of the financial statements of Archstone Capital, LLC, which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, changes in subordinated liabilities, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 24, 2017, the following representations made to you during your audit.

- We acknowledge that during the year ended December 31, 2016, Capstone, LLC and Archstone, Capital, LLC agreed to convert all payables due to Capstone, LLC from Archstone Capital, LLC to additional paid-in-capital in lieu of repayment.
- We acknowledge that the expense sharing agreement between Capstone, LLC and Archstone Capital, LLC, effective October 1, 2015, remained in effect throughout the year ended December 31, 2016. No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________ February 24, 2016

Title: CFO